Monthly Report - September, 2021

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (2,622,701)       10,452,548
Change in unrealized gain (loss) on open            (891,533)      (3,779,024)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            (492)
      obligations
   Change in unrealized gain (loss) from U.S.           1,185            4,642
      Treasury obligations
Interest Income (Expense)		                (327)           23,935
Foreign exchange gain (loss) on margin deposits      (87,595)        (322,256)
				                 ------------    -------------
Total: Income 				          (3,600,971)        6,379,353

Expenses:
   Brokerage commissions 		              346,237        3,414,482
   Management fee 			               39,966          377,110
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                5,613           21,067
   Administrative expense 	       	               98,006          648,302
					         ------------    -------------
Total: Expenses 		                      489,822        4,460,961
Net Income(Loss)			   $      (4,090,793)        1,918,392
for September, 2021

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (86,492.910    $     3,001,199    105,078,625    108,079,824
units) at August 31, 2021
Addition of 		 	              0        119,358        119,358
70.269 units on September 1, 2021
Redemption of 		 	              0      (780,845)      (780,845)
(530.971) units on  September 30, 2021*
Net Income (Loss)               $     (104,291)    (3,986,502)    (4,090,793)
for September, 2021
         			   -------------   -------------   -----------


Net Asset Value at September 30, 2021
(86,064.581 units inclusive
of 32.373 additional units) 	      2,896,908    100,430,636    103,327,544
				  =============  ============= ==============


		GLOBAL MACRO TRUST September 2021 UPDATE
                      Year to Date     Net Asset
Series	  September ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (3.92)% 	     0.13%  $  1,050.40	   66,635.913 $    69,994,283
Series 3    (3.62)% 	     3.03%  $  1,626.79	   11,988.925 $    19,503,470
Series 4    (3.47)% 	     4.39%  $  2,154.67	    3,907.705 $     8,419,797
Series 5    (3.68)% 	     2.45%  $  1,531.69	    3,532.038 $     5,409,994

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
                               New York, NY   10036


				October 18, 2021
Dear Investor:

Losses from trading interest rate, equity and metal futures and currency forwards outpaced the profits from trading energy futures. Trading of soft and agricultural commodities was nearly flat.

Markets continued to be impacted by the near-term global growth outlook, particularly for Asia, which was negatively affected by the alarming spread of the COVID-19 Delta variant and China's multi-pronged regulatory crackdown in support of its Common Prosperity, national security, financial stability and environmental goals. The growth outlook was also dampened by continuing supply chain difficulties, including labor market shortages and mismatches, and rising pricesincluding soaring energy prices--that have blunted consumer demand. Furthermore, a reduction of fiscal stimulus globally, especially from the U.S., and signs that central banks were beginning the process of scaling back on ultra-accommodative policies and returning to "more normal" stances worried market participants.

For most of the month interest rates were restrained by the growth slowdown. However, in late September, Federal Reserve Chairman Powell stressed that a
QE tapering was likely to begin by the end of 2021 and was expected to reach completion by mid-2022. Furthermore, there were indications that the first
Fed official rate hike might occur as soon as late 2022. These moves reflect the fact that the U.S. economy has indeed made `substantial further progress' on the Fed's inflation and unemployment goals and that economic growth was expected to rebound after the third quarter slowdown. Similar outlooks were posited by other central banks including the Bank of England, ECB and Norway's Central Bank, which became the first G-20 central bank to increase official rates since the onset of the Pandemic when it raised its policy rate from zero to 0.25%. Several other Central European and Latin America central banks have also raised rates recently to control inflation. As a result, widespread losses were sustained on long positions in U.S., German, French, Italian, British, Australian, Canadian and Japanese interest rate futures.

Once again concerns about the durability of the global economic recovery and China's regulatory crackdown created turbulence in global equity markets that were teetering near all-time highs. Then, when the Fed actions triggered a sharp upsurge in interest rates, equity markets experienced a broad-based selloff. Long positions in and trading of U.S., European, Canadian, emerging market, and Asia ex Japan and China equity index futures registered losses. Short volatility index futures trades were also unprofitable. Meanwhile, short positions in Brazilian, Dutch and Hong Kong index futures and long positions in Japanese futures registered partially offsetting gains.

The U.S. dollar, which had been declining as September began, turned higher, especially after U.S. interest rates rose significantly. Indeed, by the end of the month, the dollar had reached its highest level of 2021, having climbed about 4% in total from its May low. As a result short dollar trades versus the Swiss franc, New Zealand dollar, Swedish krona, Singapore dollar, Indian rupee and Mexican peso were unprofitable. On the other hand, long dollar positions against the Japanese yen, euro, Canadian dollar and Brazilian real provided partially offsetting profits.

Given the changing growth, inflation and interest rate outlooks and dollar volatility, metal prices were also volatile and trading of metal futures was slightly unprofitable. Trading of copper, aluminum and gold posted losses while a short silver position was profitable.

Energy prices, which had fallen sharply through much of August due to growth worries and the continuing expansion of production by OPEC+, rebounded in September in response to a number of factors including crude oil production cuts in the Gulf of Mexico due to hurricanes Henri and Ida. There were also stronger than expected demand increases for oil and natural gas as market participants came to expect the 3Q growth slowdown to be temporary, and as businesses and consumers increased their usage of everything from gasoline to jet fuel as governments lifted social curbs. In addition, a surge in natural gas prices that will likely lead to "gas to oil" switching in the power business, especially in Europe, and persistent tightness in crude oil and natural gas inventories underpinned energy prices. Consequently, long positions in Brent crude, WTI crude, London gas oil, heating oil and natural gas were quite profitable.



     				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman